Exhibit 99.1

INSTRUMENT OF PROXY

This instrument of proxy is solicited by management and will be used at the annual meeting of the holders (“Shareholders”) of common shares (the “Common Shares”) of Pengrowth Energy Corporation (the “Corporation”) to be held on Wednesday, May 2, 2012 at 3:00 p.m. (Calgary time).

The undersigned holder of Common Shares, hereby appoints Derek W. Evans, the President and Chief Executive Officer of the Corporation, of Calgary, Alberta, or failing him, John B. Zaozirny, Chairman of the Board of Directors of the Corporation, of Calgary, Alberta, or instead of either of them,                                                                of                                                              as proxyholder, with full power of substitution, to attend and vote for and act on behalf of the undersigned at the Meeting (as defined herein) of Shareholders to be held in the Glen 206 Room, of the Telus Convention Centre, 120 Ninth Avenue S.E., Calgary, Alberta on Wednesday May 2, 2012 at 3:00 p.m. (Calgary time) and at any adjournments thereof (the “Meeting”), and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting, and without limiting the foregoing, the said proxy is hereby instructed to vote at the said Meeting as follows:

1.	Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

2.	Election of Directors:

☐ VOTE FOR all nominees listed below (or vote for individual nominees below)

	(a) Derek W. Evans	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

	(b) John B. Zaozirny	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

	(c) Thomas A. Cumming	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

	(d) Wayne K. Foo	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

	(e) James D. McFarland	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

	(f) Michael S. Parrett	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

	(g) A. Terence Poole	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

	(h) D. Michael G. Stewart	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

3.

At the discretion of the said proxy, to vote upon any amendment or variation of the above matters or any other matter which may properly come before the Meeting or any adjournment or adjournments thereof.

The undersigned hereby revokes any instruments of proxy previously given for the Meeting referred to herein.

Dated this                                day of                                   , 2012.

Name of Shareholder (Please Print)

Signature of Shareholder

INSTRUCTIONS

(1)

Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote ‘FOR’ each of the above matters. If any amendments or variations to matters identified in the Notice of Meeting of the Corporation are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto. At the date of the Notice of Meeting, Management knows of no such amendments, variations or other matters to come before the Meeting.

(2)

Each registered Shareholder or an intermediary holding Common Shares on behalf of a registered Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, to attend and to act for him or her and on his or her behalf at the Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by management to act should be crossed out and the name of the Shareholder’s or intermediary’s nominee should be legibly printed in the blank space provided.

(3)

This instrument of proxy must be dated and must be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A notarized copy of such authorization should accompany this instrument of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If the instrument of proxy is not dated, it shall be deemed to bear the date on which it was mailed to the Shareholder by the Corporation.

(4)

To be effective, this instrument of proxy must be deposited at the office of the Corporation’s agent, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, Attention: Proxy Department or by facsimile at (403) 265-1455 not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof.